FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 13, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces ilaa/negative rating reaffirmed for possible additional debentures to be traded in israel and additional financial information regarding subsidiary

Netanya, Israel – March 13, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that, following its previous announcements regarding its preparation for a potential offering of new series of debentures to the public in Israel only, under the Company's amended shelf prospectus, Standard & Poor’s Maalot, or Maalot, reaffirmed an “ilAA/negative” rating for the Company and an “ilAA rating” for additional debentures of existing series or new series of up to NIS 1 billion that the Company may issue, which, if issued, would be traded on the Tel Aviv Stock Exchange.

The contemplated offering will require filing of a supplemental shelf offering report with the ISA and TASE.  In connection with the contemplated debt offering, the Company will be providing to investors in Israel Netvision’s historic financial statements for the three years ended December 31, 2010 and the six months ended June 30, 2011 and 2010, as well as pro forma financial statements for the Company for the year ended December 31, 2011, prepared on a basis assuming that the acquisition of Netvision, and related financing, occurred on January 1, 2011. The financial information provided in Israel is in the Hebrew language. A convenience translation of these financial statements (excluding the footnotes, which the Company believes do not contain any material information that is not included in the Company's annual report on Form 20-F for the year ended December 31, 2011 filed on March 7, 2012) is filed herewith.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to a further approval of the Company's Board of Directors. There is no assurance that such offering will be executed, nor as to its timing, terms and amount.

For additional details regarding the Company's public debentures and additional undertakings of the Company included in the amended prospectus see the Company's annual report on Form 20-F for the year ended December 31, 2011 filed on March 7, 2012, under "Item 5. Liquidity and Capital Resources – Debt Service – Shelf prospectus" and " – Public Debentures" and the Company's current report on Form 6-K filed on March 8, 2012

The contemplated offering described in this press release, will be made, if made, in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Forward looking statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering, the amount to be raised and the use of its proceeds are subject to uncertainties and assumptions about the shelf offering and market conditions and sufficient offers received for an adequate price. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.349 million subscribers (as at December 31, 2011)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, ,, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

NETVISION LTD. AND ITS SUBSIDIARIES

Financial Information

NETVISION LTD. AND ITS SUBSIDIARIES ("the Company")

Table of Contents

Financial Information as at December 31, 2010:

Page

Consolidated Statements of Financial Position	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statement of Changes in Equity	4-6

Consolidated Statements of Cash Flows	7-9

Financial Information as at June 30, 2011:

Page

Condensed Consolidated Interim Statements of Financial position	10

Condensed Consolidated Interim Statements of Comprehensive Income	11

Condensed Consolidated Interim Statements of Changes in Equity	12-14

Condensed Consolidated Interim Statements of Cash Flows	15-17

NETVISION LTD.
Consolidated Statements of Financial Position

	December 31,	December 31,
	2009	2010
	NIS thousands

Current assets
Cash and cash equivalents	325,948	79,329
Sort-term investments	-	187,264
Trade receivables, net	261,857	262,375
Other receivables	46,435	49,120
Inventory of purchased products	6,609	5,176

	640,849	583,264

Non-current assets
Other receivables	13,230	13,189
Rights of use of communication lines	242,390	261,732
Property, plant and equipment, net	208,692	199,868
Goodwill	530,737	531,098
Intangible assets, net	54,612	39,548
Deferred tax assets	50,510	46,652

	1,100,171	1,092,087

	1,741,020	1,675,351

Current liabilities
Short term bank credit and current maturities of loans from banks	36,335	41,843
Trade payables	202,583	204,155
Other payables	122,094	129,845
Current maturities of long-term liabilities to trade payables	4,293	4,018
Current maturities of convertible debentures	15,293	177

	380,598	380,038

Non-current liabilities
Loans from banks	146,805	112,650
Convertible debentures	15,246	-
Deferred revenues in respect of rights of use of communication lines	62,123	56,995
Long-term liabilities to trade payables	14,236	9,885
Employee benefit liabilities	14,388	17,506

	252,798	197,036

Equity attributable to owners of the Company
Share capital	31,205	32,422
Share premium	1,047,393	1,091,830
Proceeds from conversion option on debentures	5,337	31
Adjustments arising from translating financial statements	(600)	(956)
Reserve for transaction with non-controlling interests	-	(182)
Retained earnings (accumulated losses)	15,878	(28,981)

Non-controlling interest	8,411	4,113

Total equity	1,107,624	1,098,277

	1,741,020	1,675,351

March 9, 2011	(Signed)	(Signed)	(Signed)
Date of approval of	Ami Erel	Nir Sztern	Ofir Sarid
financial statements	Chairman of the Board of	Chief Executive Officer	Chief Financial Officer
Directors

NETVISION LTD.
Consolidated Statements of Comprehensive Income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	NIS thousands (except earnings per share data)

Revenues	1,234,584	1,250,159	1,302,908
Cost of revenues	981,822	977,063	1,060,463

Gross profit	252,762	273,096	242,445

Selling and marketing expenses	52,108	49,663	53,662
General and administrative expenses	75,118	67,833	65,672
Impairment of subsidiary activity	-	-	8,036
Impairment of intangible assets	14,143	-	-

Operating profit	111,393	155,600	115,075

Financing income	10,733	3,844	5,347
Financing expenses	(19,395)	(22,604)	(19,524)
Other income, net	382	1,826	344

Income before taxes on income	103,113	138,666	101,242

Taxes on income	16,359	33,018	19,696
Net income	86,754	105,648	81,546

Other comprehensive loss (net of tax effect):

Adjustments arising from translating financial statements of foreign operations	-	(1,144)	(517)
Actuarial loss from defined benefit plans, net	(8,746)	(1,242)	(2,192)
Total other comprehensive loss, net	(8,746)	(2,386)	(2,709)

Total comprehensive income	78,008	103,262	78,837

Net income attributable to:
Equity holders of the Company	86,754	105,607	84,871
Non-controlling interests	-	41	(3,325)
	86,754	105,648	81,546

Total comprehensive income attributable to:
Equity holders of the Company	78,008	103,740	82,467
Non-controlling interests	-	(478)	(3,630)
	78,008	103,262	78,837

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	2.99	3.54	2.74

Diluted net earnings	2.70	3.45	2.66

NETVISION LTD.
Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
	Share capital	Share premium	Options (Series 1)	Conversion option on debentures (Series B)	Adjustments arising from translating financial statements	Reserve for transactions with non-controlling interests	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity
	NIS thousands

Balance as of January 1, 2010	31,205	1,047,393	-	5,337	(600)	-	15,878	1,099,213	8,411	1,107,624

Net income (loss)	-	-	-	-	-	-	84,871	84,871	(3,325)	81,546
Other comprehensive loss, net of tax	-	-	-	-	(356)	-	(2,048)	(2,404)	(305)	(2,709)
Total comprehensive income (loss)	-	-	-	-	(356)	-	82,823	82,467	(3,630)	78,837
Amortization of Share-based compensation	-	-	-	-	-	-	4,802	4,802	-	4,802
Conversion of debentures (Series B) into shares	1,040	34,076	-	(5,223)	-	-	-	29,893	-	29,893
Exercise of employee share options	177	10,278	-	-	-	-	(7,484)	2,971	-	2,971
Repayment of debentures (Series B)	-	83	-	(83)	-	-	-	-	-	-
Subsidiary shares buyback from non-controlling interests	-	-	-	-	-	(182)	-	(182)	(668)	(850)
Dividend	-	-	-	-	-	-	(125,000)	(125,000)	-	(125,000)

Balance as of December 31, 2010	32,422	1,091,830	-	31	(956)	(182)	(28,981)	1,094,164	4,113	1,098,277

NETVISION LTD.
Consolidated Statements of Changes in Equity (cont’d)

	Attributable to equity holders of the Company
	Share capital	Share premium	Options (Series 1)	Conversion option on debentures (Series B)	Adjustments arising from translating financial statements	Reserve for transactions with non-controlling interests	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity
	NIS thousands

Balance as of January 1, 2009	30,086	998,556	9,727	8,206	-	-	29,087	1,075,662	-	1,075,662

Net income	-	-	-	-	-	-	105,607	105,607	41	105,648
Other comprehensive loss, net of tax	-	-	-	-	(600)	-	(1,267)	(1,867)	(519)	(2,386)
Total comprehensive income (loss)	-	-	-	-	(600)	-	104,340	103,740	(478)	103,262
Amortization of Share-based compensation	-	-	-	-	-	-	3,650	3,650	-	3,650
Conversion of debentures into shares	25	870	-	(134)	-	-	-	761	-	761
Exercise of share options (Series 1)	867	35,233	(9,708)	-	-	-	-	26,392	-	26,392
Vesting of share options (Series 1)	-	19	(19)	-	-	-	-	-	-	-
Exercise of employee share options	227	9,980	-	-	-	-	(5,199)	5,008	-	5,008
Repayment of debentures (Series B)	-	2,735	-	(2,735)	-	-	-	-	-	-
Acquisition of initially consolidated subsidiary	-	-	-	-	-	-	-	-	6,215	6,215
Vesting of put option to non-controlling interests in a subsidiary	-	-	-	-	-	-	-	-	3,140	3,140
Dividend	-	-	-	-	-	-	(116,000)	(116,000)	(466)	(116,466)

Balance as of December 31, 2009	31,205	1,047,393	-	5,337	(600)	-	15,878	1,099,213	8,411	1,107,624

NETVISION LTD.
Consolidated Statements of Changes in Equity (cont’d)

	Attributable to equity holders of the Company
	Share capital	Share premium	Options (Series 1)	Conversion option on debentures (Series B)	Adjustments arising from translating financial statements	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity
	NIS thousands
Balance as of January 1, 2008	29,641	981,775	-	-	-	(53,787)	957,629	284	957,913

Net income	-	-	-	-	-	86,754	86,754	-	86,754
Other comprehensive loss, net of tax	-	-	-	-	-	(8,746)	(8,746)	-	(8,746)
Total comprehensive income	-	-	-	-	-	78,008	78,008	-	78,008
Amortization of Share-based compensation	-	-	-	-	-	7,066	7,066	-	7,066
Equity component of convertible debentures	-	-	-	9,574	-	-	9,574	-	9,574
Conversion of debentures into shares	293	11,559	-	(1,368)	-	-	10,484	-	10,484
Classification of liability in respect of options (Series 1)	-	-	9,971	-	-	-	9,971	-	9,971
Exercise of share options (Series 1)	22	949	(244)				727	-	727
Exercise of employee share options	130	4,273	-	-	-	(2,200)	2,203	-	2,203
Classification of non-controlling interests to goodwill in respect of put option to non-controlling interests in subsidiary	-	-	-	-	-	-	-	(284)	(284)

Balance as of December 31, 2008	30,086	998,556	9,727	8,206	-	29,087	1,075,662	-	1,075,662

NETVISION LTD.
Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	NIS thousands
Cash flows from operating activities

Net income	86,754	105,648	81,546
Adjustments to reconcile net income to net cash provided by operating activities:
Adjustments to the profit or loss items:
Depreciation and amortization	130,694	115,623	121,233
Impairment of intangible assets	14,143	-	-
Impairment of subsdiary activity	-	-	8,036
Amortization of Share-based compensation	7,066	3,650	4,802
Revaluation (erosion) of short-term deposits	423	-	(756)
Revaluation of convertible debentues (Series A) presented at fair value through profit or loss	(5,151)	-	-
Increase in value of options (Series 1), net	(1,602)	-	-
Increase (decrease) in liabilities for employee benefits, net	(7,052)	(3,242)	925
Decrease (increase) in deferred taxes	15,079	1,660	(184)
Taxes on income	1,280	31,358	19,880
Financial expenses, net	2,952	6,023	7,843
Gain from vesting of put option to non-controlling interest in a subsidiaty	-	(1,523)	-
Capital loss (gain)	(382)	2	-
	157,450	153,551	161,779

Changes in operating assets and liability items:
Decrease (increase) in trade receivables	(45,159)	26,656	(716)
Decrease in other receivables	1,628	1,251	1,045
Decrease (increase) in inventory of purchased products	2,073	(66)	1,376
Decrease in trade payables	(35,624)	(8,274)	(5,345)
Increase (decrease) in other payables	16,568	(3,420)	1,652
Decrease (increase) in other long-term receivables	(2,013)	(3,535)	42
Increase (decrease) in long-term liabilities for trade payables	(278)	2,609	(4,626)
Payment for rights of use of communication lines	(38,001)	(37,550)	(46,956)
Exercise of rights of communication lines	6,561	6,715	6,333
Decrease in deferred revenues in respect of sale of rights of use of communication lines	(3,616)	(2,935)	(5,128)
	(97,861)	(18,549)	(52,323)

Cash paid and received during the year for:
Interest paid	(6,905)	(9,687)	(10,944)
Interest received	4,044	3,739	3,113
Taxes paid	(58)	(24,395)	(21,513)
Taxes received	-	225	5,772
	(2,919)	(30,118)	(23,572)

Net cash provided by operating activities	143,424	210,532	167,430

NETVISION LTD.
Consolidated Statements of Cash Flows (cont’d)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	NIS thousands

Cash flows from investing activities
Purchase of property, plant and equipment	(72,309)	(103,181)	(65,205)
Purchase of intangible assets	(6,228)	(7,130)	(10,334)
Purchase of marketable securities	-	-	(228,936)
Cash used in acquisition of initially consolidated subsidiaries and activities (a)	(23,300)	(7,742)	-
Proceeds from sale of marketable securities and short-term deposits	37,514	-	42,428
Proceeds from sale of investments in previously consolidated subsidiaries (b)	213	-	-
Indemnification from insurance company for damage to property, plant and equipment	-	6,054	-
Net cash used in investing activities	(64,110)	(111,999)	(262,047)

Cash flows from financing activities
Subsidiary shares buyback from non-controlling interests	-	-	(850)
Exercise of options and employee options	2,930	31,400	2,971
Short-term bank credit, net	53,107	(85,656)	5,501
Repayment of debentures (Series B)	-	(15,675)	(482)
Repayment of long-term loans	-	(8,750)	(36,148)
Receipt of long-term loans	-	191,727	2,000
Dividend paid to equity holders of the Company	-	(116,466)	(125,000)

Net cash from (used in) financing activities	56,037	(3,420)	(152,008)

Exchange differences on balances of cash and cash equivalents	-	(31)	6

Increase (decrease) in cash and cash equivalents	135,351	95,082	(246,619)

Cash and cash equivalents at the beginning of the year	95,515	230,866	325,948

Cash and cash equivalents at the end of the year	230,866	325,948	79,329

NETVISION LTD.
Consolidated Statements of Cash Flows (cont’d)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2008	2009	2010
		NIS thousands

(a)	Cash used in acquisition of initially consolidated subsidiaries and activities
	The subsidiaries' assets and liabilities at the date of acquisition:
	Working capital (excluding cash and cash equivalents)	198	8,541	-
	Property, plant and equipment, net	(1,059)	(1,320)	-
	Intangible assets, net	(22,439)	(21,412)	-
	Liabilities for employee benefits	-	234	-
	Non-controlling interests	-	6,215	-
		(23,300)	(7,742)	-

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:
	The subsidiary's assets and liabilities at the date of sale:
	Working capital (excluding cash and cash equivalents)	(169)	-	-
	Capital gain	382	-	-
		213	-	-

(c)	Significant non-cash transactions:
	Conversion of debentures into shares	10,484	761	29,893
	Purchase of property, plant and equipment on credit	(23,984)	(21,421)	(26,004)
	Classification of equity component of convertible debentures from liability to equity	9,574	-	-
	Classification of receipts on account of options (Series 1) from liabilities to equity	9,971	-	-
	Deferred taxes recorded against reduction of goodwill	17,845	19,456	-

NETVISION LTD.
Condensed Consolidated Interim Statements of Financial position

	December 31,	June 30,	June 30,
	2010	2010	2011
	Audited	Unaudited
	NIS thousands

Current assets
Cash and cash equivalents	79,329	183,628	102,730
Sort-term investments	187,264	96,060	60,170
Trade receivables, net	262,375	258,048	247,996
Other receivables	49,120	51,746	63,102
Inventory of purchased products	5,176	6,218	4,393

	583,264	595,700	478,391
Non-current assets
Long-term receivables	13,189	13,219	16,632
Rights of use of communication lines	261,732	252,965	267,495
Property, plant and equipment, net	199,868	195,823	185,356
Goodwill	531,098	530,516	531,112
Intangible assets, net	39,548	49,092	36,647
Deferred tax assets	46,652	50,250	38,787
	1,092,087	1,091,865	1,076,029

	1,675,351	1,687,565	1,554,420
Current liabilities
Short-term bank credit and current maturities of loans from banks	41,843	36,353	16,485
Trade payables	204,155	195,746	186,355
Other payables	129,845	118,471	128,898
Current maturities of long-term liabilities to trade payables	4,018	4,995	5,308
Current maturities of convertible debentures	177	440	-

	380,038	356,005	337,046

Non-current liabilities
Loans from banks	112,650	124,709	28,340
Deferred revenues in respect of rights of use of communication lines	56,995	59,715	55,181
Long-term liabilities to trade payables	9,885	11,653	12,172
Employee benefit liabilities	17,506	15,442	10,010
	197,036	211,519	105,703

Equity attributable to owners of the Company
Share capital	32,422	32,282	32,489
Share premium	1,091,830	1,084,266	1,094,613
Proceeds from conversion option on debentures	31	77	-
Adjustments arising from translating financial statements	(956)	(550)	-
Reserve for transaction with non-controlling interests	(182)	-	(182)
Accumulated losses	(28,981)	(4,360)	(19,168)
Non-controlling interest	4,113	8,326	3,919
Total equity	1,098,277	1,120,041	1,111,671
	1,675,351	1,687,565	1,554,420

August 8, 2011	(Signed)	(Signed)	(Signed)
Date of approval of	Ami Erel	Nir Sztern	Ofir Sarid
financial statements	Chairman of the Board of	Chief Executive Officer	Chief Financial Officer
Directors

NETVISION LTD.
Condensed Consolidated Interim Statements of Comprehensive Income

	Year ended December 31,	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2010	2011	2010	2011
	Audited	Unaudited
	NIS thousands

Revenues	1,302,908	314,024	315,063	628,035	638,741
Cost of revenues	1,060,463	250,658	240,653	504,294	496,593

Gross profit	242,445	63,366	74,410	123,741	142,148

Selling and marketing expenses	53,662	12,846	11,245	28,241	25,429
General and administrative expenses	65,672	16,723	16,570	32,603	31,920
Other operating expenses (income):
Lawsuit settlement	-	-	8,964	-	8,964
Other income, net, from sale of subsidiary and other activities	8,036	-	(376)	-	(376)

Operating profit	115,075	33,797	38,007	62,897	76,211

Financing income	5,347	938	1,048	1,877	1,308
Financing expenses	(19,524)	(4,359)	(3,097)	(8,911)	(7,234)
Other income	344	344	312	344	312

Income before taxes on income	101,242	30,720	36,270	56,207	70,597

Taxes on income	19,696	6,719	9,104	12,172	18,071
Net income	81,546	24,001	27,166	44,035	52,526

Other comprehensive income (loss), net of tax effect:

Adjustments arising from translating financial statements of foreign operations	(517)	307	-	155	-
Realization of capital reserve in respect of a foreign operation which has been sold	-	-	956	-	956
Actuarial loss from defined benefit plans, net	(2,192)	-	-	-	-
Total other comprehensive income (loss), net	(2,709)	307	956	155	956

Total comprehensive income	78,837	24,308	28,122	44,190	53,482

Net income attributable to:
Equity holders of the Company	84,871	24,051	27,117	44,225	51,846
Non-controlling interests	(3,325)	(50)	49	(190)	680
	81,546	24,001	27,166	44,035	52,526

Total comprehensive income attributable to:
Equity holders of the Company	82,467	24,205	28,073	44,275	52,802
Non-controlling interests	(3,630)	103	49	(85)	680
	78,837	24,308	28,122	44,190	53,482

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	2.74	0.78	0.86	1.45	1.64

Diluted net earnings	2.66	0.73	0.86	1.38	1.64

NETVISION LTD.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
	Share capital	Share premium	Conversion option (Series B)	Adjustments arising from translating financial statements	Reserve for transactions with non-controlling interests	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity
	Unaudited
	NIS thousands

Balance as of January 1, 2011 (audited)	32,422	1,091,830	31	(956)	(182)	(28,981)	1,094,164	4,113	1,098,277
Amortization of Share-based compensation	-	-	-	-	-	1,079	1,079	-	1,079
Exercise of employee share options	63	2,650	-	-	-	(2,112)	601	-	601
Conversion of debentures (Series B) into shares	4	133	(31)	-	-	-	106	-	106
Dividend	-	-	-	-	-	(41,000)	(41,000)	(874)	(41,874)
Total comprehensive income	-	-	-	956	-	51,846	52,802	680	53,482

Balance as of June 30, 2011	32,489	1,094,613	-	-	(182)	(19,168)	1,107,752	3,919	1,111,671

Balance as of January 1, 2010 (audited)	31,205	1,047,393	5,337	(600)	-	15,878	1,099,213	8,411	1,107,624
Amortization of Share-based compensation	-	-	-	-	-	2,576	2,576	-	2,576
Exercise of employee share options	46	3,009	-	-	-	(2,039)	1,016	-	1,016
Conversion of debentures (Series B) into shares	1,031	33,864	(5,260)	-	-	-	29,635	-	29,635
Dividend	-	-	-	-	-	(65,000)	(65,000)	-	(65,000)
Total comprehensive income	-	-	-	50	-	44,225	44,275	(85)	44,190
Balance as of June 30, 2010	32,282	1,084,266	77	(550)	-	(4,360)	1,111,715	8,326	1,120,041

NETVISION LTD.
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to equity holders of the Company
	Share capital	Share premium	Conversion option (Series B)	Adjustments arising from translating financial statements	Reserve for transactions with non-controlling interests	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity
	Unaudited
	NIS thousands

Balance as of April 1, 2011	32,481	1,094,322	31	(956)	(182)	(46,748)	1,078,948	3,870	1,082,818
Amortization of Share-based compensation	-	-	-	-	-	625	625	-	625
Exercise of employee share options	4	158	-	-	-	(162)	-	-	-
Conversion of debentures (Series B) into shares	4	133	(31)	-	-	-	106	-	106
Total comprehensive income	-	-	-	956	-	27,117	28,073	49	28,122
Balance as of June 30, 2011	32,489	1,094,613	-	-	(182)	(19,168)	1,107,752	3,919	1,111,671

Balance as of April 1, 2010	31,334	1,053,488	4,845	(704)	-	(29,252)	1,059,711	8,223	1,067,934
Amortization of Share-based compensation	-	-	-	-	-	981	981	-	981
Exercise of employee share options	11	129	-	-	-	(140)	-	-	-
Conversion of debentures (Series B) into shares	937	30,649	(4,768)	-	-	-	26,818	-	26,818
Total comprehensive income	-	-	-	154	-	24,051	24,205	103	24,308
Balance as of June 30, 2010	32,282	1,084,266	77	(550)	-	(4,360)	1,111,715	8,326	1,120,041

NETVISION LTD.
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to equity holders of the Company
	Share capital	Share premium	Conversion option (Series B)	Adjustments arising from translating financial statements	Reserve for transactions with non-controlling interests	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total equity

	NIS thousands

Balance as of January 1, 2010 (audited)	31,205	1,047,393	5,337	(600)	-	15,878	1,099,213	8,411	1,107,624

Net income (loss)	-	-	-	-	-	84,871	84,871	(3,325)	81,546
Other comprehensive loss, net of tax	-	-	-	(356)	-	(2,048)	(2,404)	(305)	(2,709)
Total comprehensive income (loss)	-	-	-	(356)	-	82,823	82,467	(3,630)	78,837
Amortization of Share-based compensation	-	-	-	-	-	4,802	4,802	-	4,802
Conversion of convertible debentures (Series B)	1,040	34,159	(5,306)	-	-	-	29,893	-	29,893
Exercise of employee share options	177	10,278	-	-	-	(7,484)	2,971	-	2,971
Subsidiary shares buyback from non-controlling interests	-	-	-	-	(182)	-	(182)	(668)	(850)
Dividend declared	-	-	-	-	-	(125,000)	(125,000)	-	(125,000)
Balance as of December 31, 2010 (audited)	32,422	1,091,830	31	(956)	(182)	(28,981)	1,094,164	4,113	1,098,277

NETVISION LTD.
Condensed Consolidated Interim Statements of Cash Flows

	Year ended December 31,	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2010	2011	2010	2011
	Audited	Unaudited
	NIS thousands

Cash flows from operating activities
Net income	81,546	24,001	27,166	44,035	52,526
Adjustments to reconcile net income to net cash provided by operating activities:
Adjustments to the profit or loss items:
Depreciation and amortization	121,233	29,763	29,155	58,203	57,024
Impairment of subsdiary activity	8,036	-	956	-	956
Amortization of Share-based compensation	4,802	981	625	2,576	1,079
Erosion of short-term deposits	(756)	-	(580)	-	(481)
Increase (decrease) in liabilities for employee benefits, net	925	703	(499)	1,054	(599)
Decrease (increase) in deferred taxes	(184)	2,451	3,977	260	7,866
Taxes on income	19,880	4,268	5,127	11,912	10,205
Financial expenses, net	7,843	1,817	1,204	3,522	2,976
Capital gain from sale of of property, plant and equipment	-	-	-	-	(71)

	161,779	39,983	39,965	77,527	78,955

NETVISION LTD.
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Year ended December 31,	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2010	2011	2010	2011
	Audited	Unaudited
	NIS thousands

Changes in operating assets and liability items:
Decrease (increase) in trade receivables	(716)	(3,372)	(437)	4,178	14,379
Decrease (increase) in other receivables	1,045	55	198	(5,119)	(10,783)
Decrease in inventory of purchased products	1,376	733	828	391	783
Increase (decrease) in trade payables	(5,345)	(7,890)	(15,763)	1,856	(9,324)
Increase (decrease) in other payables	1,652	293	(73)	(3,454)	(3,488)
Decrease (increase) in long-term receivables	42	(1,138)	262	11	(3,444)
Increase (decrease) in long-term liabilities for trade payables	(4,626)	(1,120)	(1,806)	(1,881)	3,576
Payment for rights of use of communication lines	(46,956)	(10,882)	(11,967)	(22,167)	(24,706)
Exercise of rights of communication lines	6,333	1,579	1,581	3,138	3,139
Decrease in deferred revenues in respect of sale of rights of use of communication lines	(5,128)	(1,291)	(800)	(2,409)	(1,794)
	(52,323)	(23,033)	(27,977)	(25,456)	(31,662)

Cash paid and received during the year for:
Interest paid	(10,944)	(2,615)	(1,588)	(5,479)	(4,931)
Interest received	3,113	746	384	1,915	1,955
Taxes paid	(21,513)	(4,937)	(9,358)	(11,925)	(14,594)
Taxes received	5,772	-	-	-	-

	(23,572)	(6,806)	(10,562)	(15,489)	(17,570)

Net cash provided by operating activities	167,430	34,145	28,592	80,617	82,249

NETVISION LTD.
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Year ended December 31,	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2010	2011	2010	2011
	Audited	Unaudited
	NIS thousands

Cash flows from investing activities
Purchase of property, plant and equipment	(65,205)	(15,969)	(16,541)	(35,286)	(30,325)
Purchase of intangible assets	(10,334)	(2,405)	(2,661)	(5,014)	(5,320)
Purchase of marketable securities	(228,936)	(96,006)	-	(96,006)	-
Proceeds from sale of property, plant and equipment	-	-	-	-	234
Proceeds from sale of marketable securities and short-term deposits	42,428	-	29,923	-	127,575
Net cash provided by (used in) investing activities	(262,047)	(114,380)	10,721	(136,306)	92,164

Cash flows from financing activities
Subsidiary shares buyback from non-controlling interests	(850)	-	-	-	-
Exercise of employee options	2,971	-	-	1,016	601
Short-term bank credit, net	5,501	-	2,009	-	538
Repayment of debentures (Series B)	(482)	(477)	(71)	(477)	(71)
Repayment of long-term loans	(36,148)	(16,897)	(3,919)	(22,078)	(111,088)
Receipt of long-term loans	2,000	-	202	-	882
Dividend paid to equity holders of the Company	(125,000)	(65,000)	(41,000)	(65,000)	(41,874)

Net cash used in financing activities	(152,008)	(82,374)	(42,779)	(86,539)	(151,012)

Exchange differences on balances of cash and cash equivalents	6	(102)	-	(92)	-

Increase (decrease) in cash and cash equivalents	(246,619)	(162,711)	(3,466)	(142,320)	23,401

Cash and cash equivalents at the beginning of the year	325,948	346,339	106,196	325,948	79,329

Cash and cash equivalents at the end of the year	79,329	183,628	102,730	183,628	102,730

(a) Significant non-cash transactions:
Conversion of debentures into shares	29,893	26,818	106	29,635	106
Purchase of property, plant and equipment on credit	(26,004)	(5,769)	(1,869)	(9,738)	(9,039)

Cellcom Israel Ltd. and Subsidiaries
Pro forma statements

A.	Business combination

On August 31, 2011 (the "date of acquisition"), the merger transaction of Netvision Ltd. ("Netvision") to be a wholly owned subsidiary of Cellcom Israel Ltd. ("Cellcom", "the Company"), was completed. Netvision is primarily engaged with providing Internet service, international landline telephone service, as well as providing local landline telephony services. As a result of the merger, the Company holds 100% of the merged company, Netvision, and commencing with the date of acquisition, Netvision it is fully consolidated in the Company's financial statements.

B.	Pro forma condensed consolidated income statement

According to management's estimates and assumptions, if Netvision Ltd. acquisition had occurred on January 1, 2011, condensed consolidated income statement would has been as follows:

	Year ended December 31, 2011
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated	Note

Revenues	6,131	1,200	(74)	7,257	1
Cost of revenues	(3,144)	(865)	74	(3,935)	1

Gross profit	2,987	335	-	3,322

Selling and marketing expenses	(911)	(80)	(115)	(1,106)	2
General and administrative expenses	(651)	(108)	-	(759)
Other expenses, net	(1)	(7)	-	(8)

Operating profit	1,424	140	(115)	1,449

Financing income	114	5	15	134	3
Financing expenses	(405)	(11)	(60)	(476)	3
Financing expenses, net	(291)	(6)	(45)	(342)

Profit before taxes on income	1,133	134	(160)	1,107

Taxes on income	(312)	(24)	28	(308)	4
Profit for the year	821	110	(132)	799

Cellcom Israel Ltd. and Subsidiaries
Pro forma statements

C.	Explanatory notes

1.	Elimination of intercompany transactions, mainly interconnect and roaming services.

2.	Depreciation and amortization expenses based on the allocated purchase price of net assets acquired.

3.	Theoretical financing income and expenses, assuming Netvision had been acquired on January 1, 2011.

4.	Tax benefit in respect of depreciation and amortization of purchase price allocations, assuming Netvision had been acquired on January 1, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 13, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel